

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2025

Donghao Yang
Chief Financial Officer
Yatsen Holding Limited
Floor 39, Poly Development Plaza
No. 832 Yue Jiang Zhong Road, Haizhu District
Guangzhou 510335
People's Republic of China

> **Re: Yatsen Holding Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2024**
> **File No. 001-39703**

Dear Donghao Yang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services